BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

December 16, 2003


03045425

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: Regent Ventures Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-2000

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since September 19, 2003:

A. Copy of the Issuer's Annual Report on Form 16 as of September 8, 2003.

B. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended September 30, 2003 with relevant Quarterly report on BC Form 51-901F

C. Copy of news release issued during the relevant period.

D. Copy of BC Form 53-901F filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

RS# 1685-01203

ANNUAL REPORT

FORM 16 2000
Sections 333 and 334
COMPANY ACT

A FULL NAME OF COMPANY

B REGISTERED OFFICE ADDRESS

REGENT VENTURES LTD.
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6

DO NOT MAIL THIS FORM



This form must be filed on the Internet.
See reverse for filing options.

Filing Fee: $35
A BC Online service fee of $1.61 applies.

C **ACCESS CODE – Required for Internet filing.**
25102763

D CERTIFICATE OF INCORPORATION NUMBER
314354

E DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1986 SEPTEMBER 08

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2003 SEPTEMBER 08

This company is a reporting company under the *Company Act*

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
EACRETT,	DOUGLAS E.	221 3RD AVENUE NEW WESTMINSTER BC	V3L1L9
MUELLER,	EBERHARD	PENTHOUSE 8 1060 ALBERNI STREET VANCOUVER, B.C.	V6E4K2
~~RUIN,~~	~~EDWIN~~	~~4 CRAWFORD STREET SUITE 8~~ ~~CAMBRIDGE MASSACHUSETTS 02139~~	
WILSON,	RICHARD D.	PENTHOUSE 8 1060 ALBERNI STREET VANCOUVER B.C.	V6E4K2

J OFFICERS

~~BROWNSTEIN,~~ ~~VICE PRESIDENT~~	~~JOEL~~	~~1441 3RD AVE~~ ~~NEW YORK NY 10028~~	

Note: Please sign and date on last page

Corporate and Personal Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30
(Monday to Friday)

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

ANNUAL REPORT

CERTIFICATE OF INCORPORATION NUMBER
314354

REGENT VENTURES LTD.

Please check this form for any errors or ommissions.

J OFFICERS CONTINUED

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS / CITY / PROVINCE	POSTAL CODE
~~EAGRETT~~, WEGNER, SECRETARY	~~DOUGLAS~~ GWEN	~~22 3RD AVENUE NEW WESTMINSTER BC~~ 2575 WARE STREET, SUITE 407 ABBOTSFORD, BC	~~[illegible]~~ V2S 3E2
MUELLER, PRESIDENT, CEO, CFO	EBERHARD	PENTHOUSE 8 1060 ALBERNI STREET VANCOUVER, B.C.	V6E4K2

CERTIFIED CORRECT – I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

X [signature], Director

DATE SIGNED YYYY MM DD: 2003 09 30

82-2000

BCSC

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF: X Schedule A

___ Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Regent Ventures Ltd.	September 30, 2003	03/11/26

ISSUER ADDRESS

Penthouse 8 – 1060 Alberni Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC		V6E 4K2	(604) 687-3581	(604) 669-7775

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Richard Wilson	Director	(604) 669-7775

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
	www.regentventures.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
/s/ Richard Wilson	**Richard Wilson**	03/11/26

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
/s/ Eberhard Mueller	**Eberhard Mueller**	03/11/26

REGENT VENTURES LTD.

INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(Unaudited)

NOTICE TO READER

INTERIM BALANCE SHEETS

INTERIM STATEMENTS OF LOSS AND DEFICIT

INTERIM STATEMENTS OF CASH FLOWS

NOTES TO INTERIM FINANCIAL STATEMENTS

LANCASTER & DAVID
CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, C.A.
Michael J. David, C.A.

NOTICE TO READER

We have compiled the interim balance sheet of Regent Ventures Ltd. as at September 30, 2003 and the interim statements of loss and deficit and cash flows for the three month and nine month periods ended September 30, 2003 and 2002 from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

/s/ Lancaster & David

CHARTERED ACCOUNTANTS

Vancouver, BC
November 18, 2003

New Westminster Office - Suite 404, 960 Quayside Drive, New Westminster, BC, Canada, V3M 6G2 **Facsimile:** 604.524.9837
Vancouver Office – Suite 3240, 666 Burrard Street, Vancouver, BC, Canada, V6C 2X8 **Facsimile:** 604.602.0867
Telephone: 604.717.5526 **Email:** admin@lancasteranddavid.ca

REGENT VENTURES LTD.

INTERIM BALANCE SHEET

(Unaudited – See Notice to Reader)

		September 30, 2003		December 31, 2002
				(Audited)
ASSETS				
CURRENT				
Cash	$	17,228	$	11,250
Short-term investments		10,004		10,000
Taxes recoverable		14,564		12,624
Prepaid expenses		7,008		1,753
		48,804		35,627
PROPERTY AND EQUIPMENT *(Note 3)*		19,640		22,310
INTEREST IN MINERAL PROPERTIES *(Note 4)*		911,487		775,495
	$	979,931	$	833,432
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	96,392	$	14,195
Due to related parties *(Note 5)*		46,144		5,030
		142,536		19,225
LIABILITY TO ISSUE SHARES		-		50,000
		142,536		69,225
SHAREHOLDERS' EQUITY				
SHARE CAPITAL *(Note 6)*		5,106,989		4,870,989
DEFICIT		(4,269,594)		(4,106,782)
		837,395		764,207
	$	979,931	$	833,432

Approved on behalf of the Board:

/s/ Eberhard Mueller
Eberhard Mueller - Director

/s/ Richard Wilson
Richard Wilson – Director

The accompanying notes are an integral part of these interim financial statements

REGENT VENTURES LTD.

INTERIM STATEMENTS OF LOSS AND DEFICIT
(Unaudited – See Notice to Reader)

	Three months ended September 30, 2003	*Three months ended September 30, 2002*	**Nine months ended September 30, 2003**	Nine months ended September 30, 2002
INTEREST INCOME	*$ 39*	*$ 128*	**$ 155**	$ 564
EXPENSES				
Amortization	*1,521*	-	**4,431**	-
Management fees	*10,500*	*10,500*	**31,500**	31,500
Office and general	*8,897*	*1,953*	**16,289**	16,099
Professional fees	*30,658*	*1,000*	**77,922**	11,318
Property investigation	*400*	-	**400**	2,445
Rent	*2,150*	*6,075*	**7,325**	18,245
Telephone	*189*	*993*	**5,508**	7,913
Transfer agent and filing fees	*5,869*	*1,793*	**12,684**	7,882
Travel and promotion	*2,408*	*1,400*	**6,908**	11,977
	62,592	*23,714*	**162,967**	107,379
NET LOSS FOR THE PERIOD	*$ 62,553*	*$ 23,586*	**162,812**	106,815
DEFICIT, BEGINNING OF PERIOD			**4,106,782**	3,966,251
DEFICIT, END OF PERIOD			**$ 4,269,594**	$ 4,073,066
LOSS PER SHARE				
Basic			**$ 0.01**	$ 0.01
Fully Diluted			**Anti-dilutive**	*Anti-dilutive*
Weighted average number of shares outstanding				
Basic			**27,797,000**	25,787,000
Fully Diluted			**27,817,000**	26,464,000

The accompanying notes are an integral part of these interim financial statements

REGENT VENTURES LTD.

INTERIM STATEMENTS OF CASH FLOWS
(Unaudited- See Notice to Reader)

	Three months ended September 30, 2003	*Three months ended September 30, 2002*	**Nine months ended September 30, 2003**	Nine months ended September 30, 2002
CASH FLOWS PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net loss for the period	$ (62,553)	$ (23,586)	$ (162,812)	$ (106,815)
Adjusted for item not involving cash:				
Amortization	1,521	-	4,431	-
	(61,032)	(23,586)	(158,381)	(106,815)
Net changes in non-cash working capital items:				
Short-term investments	112	142	(4)	-
Taxes recoverable	(9,946)	(7,474)	(1,940)	910
Prepaid expenses	(3,338)	42,146	(5,255)	(7,069)
Accounts payable and accrued liabilities	42,842	6,353	82,197	2,562
Accrued rent and management fees to related parties	(15,533)	18,866	(10,528)	19,443
	14,137	60,033	64,470	15,846
	(46,895)	36,447	(93,911)	(90,969)
INVESTING ACTIVITIES				
Purchase of property and equipment	-	(484)	(1,760)	(25,484)
Recovery of taxes	-	-	79,500	78,830
Mineral property acquisition and exploration expenditures	(153,215)	(227,838)	(179,491)	(328,680)
	(153,215)	(228,322)	(101,751)	(275,334)
FINANCING ACTIVITIES				
Issuance of share capital	150,000	42,242	150,000	242,742
Advances from related parties	51,640	(15,500)	51,640	(13,500)
	201,640	26,742	201,640	229,242
INCREASE IN CASH & CASH EQUIVALENTS DURING THE PERIOD	1,530	(165,133)	5,978	(137,061)
CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD	15,698	170,536	11,250	142,464
CASH & CASH EQUIVALENTS, END OF PERIOD	$ 17,228	$ 5,403	$ 17,228	$ 5,403

The accompanying notes are an integral part of these interim financial statements

(Unaudited – see Notice to Reader)

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These interim financial statements have been prepared on a going concern basis which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has experienced recurring losses and has not generated profitable operations to date. At September 30, 2003, the Company has a working capital deficiency of $93,732. The continuation of the Company as a going concern is dependent upon its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – BASIS OF PRESENTATION

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company's annual financial statements for the year ended December 31, 2002, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included. Operating results for the nine-month period ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003.

NOTE 3 – PROPERTY AND EQUIPMENT

	September 30, 2003			December 31, 2002
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Net Book Value
Computer hardware	$ 1,760	$ (264)	$ 1,496	$ -
Mining equipment	25,000	(7,227)	17,773	21,875
Office equipment	808	(437)	371	435
	$ 27,568	$ (7,928)	$ 19,640	$ 22,310

REGENT VENTURES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

(Unaudited – see Notice to Reader)

NOTE 4 – INTEREST IN MINERAL PROPERTIES

	September 30, 2003	December 31, 2002
Exploration and development costs:		
Incurred during the period:		
Field supplies and other	$ 12,881	$ 121,728
Assaying	3,145	-
Staking	20,456	-
Drilling	67,850	57,784
Food, lodging and travel	49,838	69,387
Helicopter	5,926	16,245
Geological consulting	9,296	43,117
Geological reports	100	9,737
Yukon tax credit	(79,500)	(78,830)
	89,992	239,168
Balance, beginning of period	572,864	333,696
Balance, end of period	662,856	572,864
Acquisition costs	248,631	202,631
	$ 911,487	$ 775,495
Allocation		
Canada		
Red Mountain Property, Yukon	$ 826,354	$ 744,495
Raglan Property, Quebec	67,000	31,000
	893,354	775,495
United States		
Elko, Nevada	18,133	-
	$ 911,487	$ 775,495

The Company has a 100% interest in certain mineral claims located in the Mayo and Dawson Mining Districts in the Yukon Territories. Certain of these claims are subject to a 0.5% NSR royalty. During the period ended September 30, 2003, the Company purchased half of the 1% NSR Royalty for $10,000, reducing the NSR royalty to 0.5%.

The Company entered into an option agreement to acquire 100% of the rights to 327 mineral claims located in the Ungava region of the Province of Quebec in consideration for the payment of $30,000 and the issuance of 300,000 common shares. The property is subject to a 1% NSR royalty.

NOTE 5 - RELATED PARTY TRANSACTIONS

a) During the period ended September 30, 2003, the Company incurred the following to a private company controlled by two directors: management fees of $31,500 (2002 - $31,500); business development expenses of $1,000 (2002 - $NIL); and rent of $7,325 (2002 - $NIL). At September 30, 2003 a net amount of $4,050 (December 31, 2002 - $2,644) is owing to this company and the two directors. The Company owes $42,094 at September 30, 2003 (December 31, 2002 - $2,386) to other related parties, representing cash advances towards expenditures to be incurred on the Company's behalf. These amounts are unsecured and have no specific terms for repayment.

b) During the period ended September 30, 2003 the Company incurred $69,949 (2002 - $5,416) in professional fees to a legal firm of which a director of the Company is an employee. At September 30, 2003 $70,712 (December 31, 2002 - $NIL) is owing to this firm.

c) The above-noted transactions were recorded at exchange value, which was the amount of consideration established and agreed to by the related parties.

d) The private company controlled by two directors was the sole subscriber to a private placement of 500,000 units. Refer to Note 6.

NOTE 6 - SHARE CAPITAL

Authorized:
100,000,000 common shares without par value

	Shares	Value
Issued:		
Balance at December 31, 2001	24,724,179	$ 4,627,347
Issued during the period		
- for cash by exercise of stock options	2,372,417	243,642
Balance at September 30, 2002 *(Unaudited)*	27,096,596	$ 4,870,989
Balance at December 31, 2002	27,096,596	$ 4,870,989
Issued during the period:		
- for mineral property	300,000	36,000
- for cash by way of private placements *(Note 5)*	2,000,000	200,000
Balance as at September 30, 2003 *(Unaudited)*	29,396,596	$ 5,106,989

The Company completed a private placement of 500,000 units at a price of $0.10 per unit for total proceeds of $50,000. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.10 per share for a period of one year. A private company controlled by two directors was the sole subscriber to this private placement. Refer to Note 5.

The Company completed a private placement of 1.5 million flow-through units at a price of $0.10 per unit for total proceeds of $150,000. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.13 per share for a period of one year. The proceeds were used for work on the Red Mountain project in the Yukon Territory.

Share purchase warrants are outstanding to purchase 2,000,000 common shares as follows: 500,000 common shares exercisable at a price of $0.10 per share on or before January 6, 2005, and 1,500,000 common shares exercisable at a price of $0.13 per share on or before September 3, 2004.

NOTE 7 – STOCK OPTIONS

The Board of Directors is authorized to grant options to directors, officers, consultants or employees to acquire up to 10% of issued and outstanding common shares. The exercise price of options granted shall not be less than the price permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction. A summary of the changes in the Company's common share purchase options is presented below:

	Nine months ended September 30, 2003		Year ended December 31, 2002	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of period	2,700,000	$ 0.17	1,832,417	$ 0.10
Granted	859,000	0.10	3,240,000	0.16
Exercised	-	-	(2,372,417)	0.10
Forfeited / Cancelled	(800,000)	0.16	-	-
Balance, end of period	2,759,000	$ 0.15	2,700,000	$ 0.17

Director and employee stock options are outstanding to purchase up to 2,759,000 common shares as follows: 1,900,000 common shares exercisable at a price of $0.17 per share up to June 28, 2004; and 859,000 common shares exercisable at a price of $0.10 per share up to June 12, 2005.

Exercise price	Weighted Average Remaining Contractual Life (in years)	September 30, 2003	
		Outstanding	Exercisable
$0.10	1.70	859,000	859,000
$0.17	0.75	1,900,000	1,900,000
		2,759,000	2,759,000

Stock Based Compensation

The fair value of the options granted during the period was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; risk-free interest rate of 2.44%; expected volatility of 125%; and weighted average life of 1 year. Had the Company determined compensation cost based on the fair value at the date of grant for its employee stock options, the net loss would have increased by $41,080 for the nine-month period ended September 30, 2003.

BCSC

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

______	Schedule A
X	Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Regent Ventures Ltd.	September 30, 2003	03/11/26

ISSUER ADDRESS
Penthouse 8 – 1060 Alberni Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC		V6E 4K2	(604) 687-3581	(604) 669-7775

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Richard Wilson	Director	(604) 669-7775

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
	www.regentventures.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
/s/ Richard Wilson	**Richard Wilson**	03/11/26

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
/s/ Eberhard Mueller	**Eberhard Mueller**	03/11/26

Regent Ventures Ltd.

Form 51-901F - Quarterly Report

For the third quarter ended September 30, 2003

Schedule B:

1. *Analysis of deferred exploration costs*: See Schedule A.

2. *Related party transactions*: See Schedule A.

3. *Summary of securities issued and options granted during the period:*

   a) Summary of securities issued during the three months ended September 30, 2003:

Date of Issue	Type of Security	Type of Issue	Number	Price	Consideration	Proceeds	Commission paid
Sept 3, 2003	Common shares	Mineral property	300,000	$0.12	Deemed	Nil	Nil
Sept 3, 2003	Common shares	Flow-Through PP	1,500,000	$0.10	Cash	$1,500,000	Nil

   b) Summary of options granted during the three months ended September 30, 2003: NIL.

4. *Summary of securities as at the end of the reporting period*:

   a) Authorized share capital: 100,000,000 common shares without par value.

   b) Issued share capital: 29,396,596 common shares without par value.

   c) Options and Warrants outstanding: See Schedule A.

   d) Number of shares held in escrow: NIL.

5. *Directors and Officers as at November 26, 2003:*

Directors
Eberhard Mueller
Richard Wilson
Douglas Eacrett

Officers
Eberhard Mueller, President, CEO and CFO
Gwen Wegner, Secretary

Regent Ventures Ltd.
Form 51-901F - Quarterly Report
For the third quarter ended September 30, 2003

Schedule C:

Management Discussion

The Issuer is a junior resource company engaged in the exploration and development of mineral resources properties with its principal focus on gold and other precious metals.

The Issuer's mineral resource holdings consist of a 100% interest in approximately 250 claims comprising approximately 10,000 acres located in the Mayo Mining District, Yukon Territory (the "Red Mountain Property"). 68 of the claims, known as the BX Claims, are subject to a 0.5% royalty. The Red Mountain Property is situated in the Tintina Gold Belt of the Yukon and is being explored for gold mineralization. On November 20, 2002, the Issuer entered into an agreement to acquire 30,000 acres of claims in the Ungava area of the Province of Quebec. The Ungava area is being explored for nickel, platinum and palladium mineralization.

The Issuer's 2003 drilling program on the Red Mountain Property was wrapped up during the quarter with the completion of DDH03-39 at a total depth of 442.5 metres at a dip of minus 60 degrees. The hole targeted what is known as the Treadwell structure at the south end of the Issuer's property. A table summarizing the more significant assay results from this hole is set out in the Issuer's news release dated September 18, 2003 which is available on the SEDAR system. No work was conducted during the quarter on the Issuer's Raglan Property located in the Ungava area of Quebec

The Issuer incurred a total of $153,215 in exploration expenditures during the three-month period ended September 30, 2003 as compared with a total of $227,838 incurred during the three months ended September 30, 2002. The reduction during the current period is due to a smaller exploration program being undertaken in 2003 in accordance with available funds. Exploration expenditures for the nine-month period ended September 30, 2003 at $179,491 were also down, for the same reason, from the $328,680 incurred in the nine-month period ended September 30, 2002.

Expenses incurred in the conduct of the Issuer's corporate administration for the three-month period totalled $62,592 as compared with $23,714 incurred for the three months ended September 30, 2002. The difference is principally the result of increases of $29,658 in professional fees due to increased regulatory filings in the period and timing differences in the incurrence of expenses or the making of accruals; $6,944 in office and general expenses, offset in part by a reduction of $3,925 in rent, representing an increase in general activity of the Company; and $4,076 in transfer agent and filing fees principally due to the increase in regulatory filings in the period.

The Issuer has no operating revenues and finances its operations principally through the sale of shares in its capital. In the short term, directors of the Issuer have provided cash advances to meet urgent operating needs. At the beginning of the period at July 1, 2003, the Issuer had a working capital deficit of $29,483. During the period, the Issuer raised $150,000 by way of a flow-through private placement offering of 1,500,000 units of its securities at a price of $0.10 per unit and raised a further $51,640 by way of advances from related parties. The private placement was carried out in accordance with the policies and subject to the approval of the TSX Venture Exchange. Following the Issuer's expenditures on exploration and administration of its corporate affairs as described above, the Issuer ended the period at September 30, 2003 with a working capital deficit of $93,732.

In addition to the drilling conducted on the Red Mountain Property during the past summer, the Issuer completed a new road to the Property. This road provides access for heavy-duty equipment to the Property and was used to bring a heavy-duty drill capable of drilling to 3500 feet to the Property at the end of the summer. This drill has been winterized there and the Issuer intends to commence work early in the 2004 season.

Regent Ventures Ltd.
Form 51-901F - Quarterly Report
For the third quarter ended September 30, 2003

Schedule C:

Management Discussion (Continued)

In addition to its current property holdings, the Issuer is still considering further acquisitions that would provide a year-round work season. In this regard, the Issuer is currently negotiating for the acquisition of an interest in a gold/silver property on the Carlin trend in Nevada. The Issuer must also determine a work program for the Raglan Property.

These activities along with the administration of its corporate affairs will be funded from the proceeds of the sale of shares in the Issuer's capital, either through the exercise of outstanding warrants and incentive stock options or from additional private placements of its securities. There can be no assurance that the Issuer will be able to raise the necessary funds in this manner.

During the three months ended September 30, 2003, the Issuer accrued or paid:

1. Management fees of $10,500 and rent of $2,150 to Mercap Investments Inc., a private company owned fifty percent by Ed Mueller, President and a director of the Issuer, and fifty percent by Richard Wilson, a director of the Issuer; and

2. Legal fees of $31,185 to a law firm of which Douglas Eacrett, a director of the Issuer, is an associate.

No investor relations activities were undertaken by or on behalf of the Issuer during the period and no investor relations arrangements or contracts were entered into by the Issuer during the period.

82-2000

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2
Telephone: (604) 669-7775
Fax: (604) 687-3581
Website: www.regentventures.ca

November 27, 2003

Trading Symbol: REV
12g3-2(b): 82-2000

NEWS RELEASE

Quarterly Financial Information

Regent Ventures Ltd. (the "Company") announces that it has filed its quarterly financial report on Form 51-901F for the nine months ended September 30, 2003 on the SEDAR system (www.sedar.com). The following is a summary of information contained in the financial report:

Item			September 30, 2003	September 30, 2002
Total assets			$979,931	$813,657
Total liabilities			$142,536	$15,734
Shareholders' equity			$837,395	$797,923
Working capital (deficiency)			($93,732)	$17,263
	Three Months Ended Sept. 30		Nine months ended September 30	
Item	2003	2002	2003	2002
Revenues	$39	$128	$155	$564
Expenses	$62,592	$23,714	$162,967	$107,379
Cash raised in the period	$201,640	$26,742	$201,640	$229,242
Cash used in the period	$200,110	$191,875	$195,662	$366,303

Please refer to the Company's Quarterly report as filed on the SEDAR system for more particulars, or call the Company.

REGENT VENTURES LTD.

per: *"Douglas Eacrett"*
Douglas Eacrett, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Regent Ventures Ltd.
Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2

Item 2. **Date of Material Change**

November 27, 2003

Item 3. **Press Release**

Press Release dated November 27, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces summary financial results for the nine-month period ended September 30, 2003.

Item 5. **Full Description of Material Change**

Quarterly Financial Information

The Issuer announces that it has filed its quarterly financial report on Form 51-901F for the nine months ended September 30, 2003 on the SEDAR system (www.sedar.com). The following is a summary of information contained in the financial report:

Item	September 30, 2003	September 30, 2002
Total assets	$979,931	$813,657
Total liabilities	$142,536	$15,734
Shareholders' equity	$837,395	$797,923
Working capital (deficiency)	($93,732)	$17,263

Item	Three Months Ended Sept. 30		Nine months ended September 30	
	2003	2002	2003	2002
Revenues	$39	$128	$155	$564
Expenses	$62,592	$23,714	$162,967	$107,379
Cash raised in the period	$201,640	$26,742	$201,640	$229,242
Cash used in the period	$200,110	$191,875	$195,662	$366,303

Please refer to the Issuer's Quarterly Report as filed on the SEDAR system for more particulars, or call the Company.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Eberhard Mueller, President - (604) 669-7775.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 5th day of December, 2003.

"Douglas Eacrett"
Douglas Eacrett, Director